CONTINENTAL MINERALS CORPORATION

(“Continental” or the “Company”)

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2004

FILED MAY 2, 2005

ITEM 1          TABLE OF CONTENTS

ITEM 2          GLOSSARY

In this Annual Information Form (“AIF”) the following terms have the meanings set forth herein:

Batholith	A large mass (greater than 100 square kilometres) of course grained plutonic igneous rock, formed at considerable depth but is now exposed at surface.

Diorite	A common coarse-grained igneous rock of a particular composition.

Mineral Symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Skarn	A type of mineral deposit in which an accumulation of sulphides and alteration minerals occur in limestone and may be associated to an intrusive igneous rock.

Sulphide minerals	Pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphides), sphalerite (zinc sulphide), galena (lead sulphide), molybdenite (molybdenum sulphide).

Currency and Measurement

All currency amounts in this AIF are stated in Canadian dollars unless otherwise indicated. Conversion into imperial equivalents is as follows:

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units

hectares	2.471	= acres

metres	3.281	= feet

kilometres	0.621	= miles (5,280 feet)

grams	0.032	= ounces (troy)

tonnes	1.102	= tons (short) (2,000 lbs)

grams/tonne	0.029	= ounces (troy)/ton

Currency conversions used herein are based on December 31, 2004, published rates in Canadian dollars, which are as follows: US$1 = Cdn$1.2020.

ITEM 3          CORPORATE STRUCTURE

In this Annual Information Form (“AIF”), the “Company” or “Continental” refers to Continental Minerals Corporation and all its subsidiaries together, unless the context otherwise clearly requires. Certain terms used herein are defined in the glossary attached as a schedule to this Information Form. All currency amounts in this AIF are stated in Canadian Dollars unless otherwise indicated.

The head office of Continental is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys Lang Michener, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

Documents incorporated by reference in the AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Continental, copies of which are available on request from the offices of Continental or on the SEDAR web site at www.sedar.com.

Continental  (and  its  predecessor companies) has  been in the natural resource  exploration business since its  incorporation.  The  Company’s principal business  activity is the acquisition and  exploration  of  mineral  properties.   In  2004,  Continental did not hold any  property interest except for  the Xietongmen Property. Upon receipt of Canadian and  Chinese regulatory approvals  and completion of the due  diligence, the  Company  acquired an option to earn up  to a 60% interest in the  Xietongmen Project in Tibet,  People’s Republic of China  (“PRC”). In December 2004,  the Company made the first  option payment of US$1.2  million to exercise the option  which allows the Company to  acquire 50%  interest in  Xietongmen Property by  spending a further US$5  million in exploration costs  and making an additional  option  payment of US$0.8 million. Further, the Company can, through additional project expenditures of US$3 million, earn an additional 10% interest in the Property for a total of 60% interest.

The 1,290-hectare Xietongmen Property is located in an area of moderate to gentle relief, approximately 240 kilometres southwest of Lhasa, Tibet. The grade and continuity of mineralization discovered at Xietongmen demonstrates that the property has potential to host a large, porphyry-like copper-gold deposit that may be amenable to open pit mining.

Continental personnel carried out project orientation and preliminary socio-economic work in May 2004. Surface geological mapping was also done to refine targets for diamond drilling. The total preliminary exploration expenditure in 2004 was approximately $2,139,062, of which $1,581,585 were property and finder’s fees. In addition, the Company mobilized to site in the first quarter of 2005 and initiated drilling on the property in April 2005.

ITEM 4          GENERAL DEVELOPMENT OF THE BUSINESS

Continental Minerals Corporation (herein “Continental” or the “Company”) is a natural resource exploration company incorporated on February 7, 1962 pursuant to the Company Act of the Province of British Columbia (now the British Columbia Corporations Act), Canada as a specially limited company under the name “Cinola Mines Ltd. (Non-Personal Liability)”. On July 7, 1965, Cinola Mines Ltd. converted from a private company to a public company and listed its shares for trading on the Vancouver Stock Exchange (now known as the TSX Venture Exchange (“TSXV”)). The name Cinola Mines Ltd. was changed to “Consolidated Cinola Mines Ltd. (N.P.L.) and on May 7, 1979, it converted from a specially limited company to a limited company. On December 6, 1986, the name of Consolidated Cinola Mines Ltd. (N.P.L.) was changed to “City Resources (Canada) Limited”, and on April 22, 1994, the name was changed to “Misty Mountain Gold Limited” (“Misty”). On October 16, 2001, the Company completed a capital reorganization and changed its name to “Continental Minerals Corporation”.

Continental currently trades on the TSXV under the symbol KMK and in the United States on the Over-the-Counter Bulletin Board (“OTC-BB”) under the symbol KMKCF.

During 2001, the Company completed an arrangement agreement (the “Arrangement”) whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. (“Gibraltar”), a subsidiary of publicly-listed Taseko Mines Limited (“Taseko”), a company with certain directors in common. As part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims. This option was subsequently terminated by the Company during 2001.

The Company then focused its efforts on securing a new mineral exploration project and, during 2004, upon the receipt of Canadian and Chinese regulatory approvals, acquired an option to earn up to a 60% interest in the Xietongmen Copper-Gold Property (the “Xietongmen Property”) in Tibet, People's Republic of China.

The Company does not have any resource properties on which commercial mining operations exist, nor has the mineralization contained in the Company’s properties been determined to be commercially mineable ore.

Trend Information

As a natural resource exploration company, Continental’s activities are mainly event-driven, that is based on exploration successes and failures that are seasonal, but it may be seen to be affected by the cyclic nature of metal prices.

Copper prices strengthened throughout 2004. The average price for the year was about US$1.30 per pound, compared to US$0.81 per pound in 2003. At April 2005, the copper price was approximately US$1.50 per pound.

Gold prices continued an overall uptrend in 2004. The average gold price for 2004 was US$410 per ounce, compared to US$364 per ounce in 2003. At April 2005, the gold price was approximately US$425 per ounce.

Significant Acquisitions and Significant Dispositions

Continental made no significant acquisitions or dispositions during fiscal 2004 except that it acquired an option interest in respect of the Xietongmen Property as described in Item 5.

ITEM 5          DESCRIPTION OF BUSINESS

5.1 – General

5.1.1 – The Xietongmen Property

The following is a description of the Xietongmen Property, which is the Company’s only material mineral project.

Xietongmen Property Option Agreement

In February 2004, the Company announced that it had reached an interim agreement (the “Property Option Agreement”) with China NetTV Holdings Inc. (“ChinaNet”), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange approval, to earn up to a 60% interest in ChinaNet’s Xietongmen copper-gold property, located 240 kilometres southwest of Lhasa in Tibet. Subsequently, the Company received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen Property in May 2004.

In November 2004, the Company signed a formal agreement (the “Preliminary Option Agreement”). Under the Preliminary Option Agreement, the Company acquired options to purchase up to 60% of the shares of Highland Mining Inc. (“Highland”), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), a private Chinese corporation which owns 100% of the Xietongmen Property.

In December 2004, a formal agreement (the “Formal Agreement”) was finalized and received Canadian and Chinese regulatory approvals. Under the Formal Agreement, the Company acquired options to purchase up to 60% of the shares of Highland.

The Company can acquire an initial 50% interest in Highland ("Tranche One") by:

(a)
paying initial option payments totalling US$2 million comprising US$1.2 million upon receipt of regulatory approvals ($1,435,292 which was paid in December 2004) and US$0.8 million balance within one year, and

(b)
funding Highland to allow it to conduct a further US$5 million of exploration on the Xietongmen Project. Of this, exploration expenditures of US$3 million are to be funded by November 10, 2005 with a further US$2 million of exploration expenditures to be funded by November 10, 2006.

Upon acquisition of 50% of Highland, the Company can increase its interest in Highland to 60% ("Tranche Two") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

The Company accrued a portion of the finder’s fee of US$120,000 ($146,293), which was paid subsequent to the year end, in January 2005. The remaining US$80,000 finder's fee will be due upon payment of the remaining US$0.8 million of the initial option payments.

Upon payment of the US$1.2 million ($1,435,292) in December 2004, the Company received 500,000 common shares of Highland, representing 50% of the share capital of Highland. The Company them to the founding shareholders of Highland so that they may be transferred to the founding shareholders of Highland for US$1 if the Company ceases to fund the mandatory Tranche One amounts described above. The pledged Highland shares will be released upon completion of the option payments and exploration expenditures required under Tranche One.

Under the Formal Agreement, the Company will manage Highland and Tian Yuan during the option period. Once the second option ("Tranche Two") is exercised and the first US$8 million in exploration expenditures is funded, further equity and/or loan funding of Highland would be proportional to interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others. If the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

Technical Description, Xietongmen Property

Location and Property Description

The Xietongmen property is located at latitude 29 degrees 22.5’ N and longitude 88 degrees 25.5’ E, approximately 260 kilometres southwest of Lhasa, Tibet, People’s Republic of China (Figure 1).

Figure 1 Location of Xietongmen Property

Mineral title is acquired by application to the Chinese government in a procedure that is the equivalent to map staking. The prospecting license number for the 1,290-hectare Xietongmen Property is 5400000320470. It was registered and issued by Tibet Geological Exploration Bureau, Ministry of Land and Resources. The expiry date is June 15, 2005 and it is extendable. To maintain the license, payment of an annual fee of about Cdn$20 per square kilometre is required. For the Xietongmen Property, the cost is $258 per year. Prospecting work also needs to be done. Expenditures of approximately $80,000 to $100,000 per year are required to keep the Xietongmen Property in good standing.

Permits for surface and underground exploration surveys and drilling are in place. To mine, surface rights need to be purchased and a land use license acquired with an annual fee. Prospecting license holders have a “privileged priority” or “priority right” to obtain a mining license to the mineral resources within their prospecting area. The applicant must meet the conditions and requirements set out in the law in respect to such things as adequate funding, technical qualifications, mining plans and the preparation of environmental impact statements.

Topography, Climate, Access and Infrastructure

The Xietongmen Property lies south of the eastern Gangdese Mountains. Topography is moderate and the principal area of interest is at an altitude of approximately 4,200 metres. The broad Brahmaputra River valley is located approximately two kilometres from the southern property boundary.

The property has a semi-arid climate with rainfall occurring from June to September and minimal to no precipitation from October to May. Night temperatures are -5 degrees to -15 degrees Celsius and day temperatures are +5 to +15 degrees Celsius. Summer temperatures range from 5 to 25 degrees. Little snow accumulates below an elevation of 5,000 metres. Exploration activities can be conducted year round with the exception of a few days during the rainy season and after the occasional snowfall.

From the paved highway from Lhasa to the city of Rikeze, a new paved road extends westward for a distance of approximately 53 kilometres from Rikeze along the north side of the Brahmaputra River valley and traverses close to the southern edge of the property. A highway and a hydroelectric transmission line pass near the southern boundary of the property.

The village of Rongma is situated approximately two kilometres southeast of the property. Fuel, food, lodging and office facilities are available in Rikeze. Other supplies, including heavy equipment, equipment operators and vehicles are readily available in Lhasa, which is also serviced by scheduled jet aircraft and paved highways.

Exploration History

Geochemical and geological surveys by the Tibet Geological Exploration Bureau (“TGEB”) during 1989-1990, followed by pitting and underground sampling (adit PD04), established the presence of disseminated and vein hosted copper-gold mineralization in a deposit of unknown dimensions. Adit PD04 was extended to about 200 metres in length, and two core holes, ZK0301 and ZK0701, totaling approximately 700 metres were drilled by a previous operator in 2003. This work further substantiated the presence of a copper-gold deposit in which mineralization is consistently present over substantial vertical and horizontal distances.

Geological and geochemical surveys over the southeastern portion of the alteration zone identified open-ended, coincident 1,500-metre long gold and copper anomalies. Limited diamond drilling and underground exploration workings tested the anomaly and returned long intervals of continuous, strong copper-gold mineralization.

In December 2003, Continental’s consultant reviewed exploration data from geological, geochemical and geophysical surveys and adit and drill core sampling to assess the potential of the Xietongmen Property to host an economic copper-gold deposit. During a property visit on December 17, 2003, surface outcrop in the vicinity of adit PD04 and the full extent of adit PD04 was examined. Adit PD01 was inaccessible. Diamond drill cores from the two holes drilled into the mineralized zone were examined on December 18 and 19, 2003. Samples were collected from adit PD04 and from both drill holes to verify the presence of copper and gold mineralization.

Nine drill core samples and five adit chip samples were shipped to Acme Laboratories, in Vancouver, BC, for analyses. Pulps from 323 drill core samples were sent to ALS Chemex Laboratory in North Vancouver, BC, for analyses.

Fourteen samples taken by Continental were shipped to IGGE-LAB, in Heibei, in China for drying and crushing. They were air freighted to Acme Analytical Laboratories, Vancouver, BC, for pulverization and analysis. All samples were subjected to multi-element analysis for 36 elements by Aqua Regia (AR) digestion, Inductively Coupled Plasma Atomic Mass Spectroscopy (ICP-MS) finish. The samples were also assayed for copper and zinc by four acid (total) digest with analysis by ICP. Gold analysis was performed on the samples by 30 gram Fire Assay Fusion (FA) with lead as a collector with an ICP finish.

A total of 322 samples were analyzed in two batches by the ALS Chemex laboratory in North Vancouver, BC. The first batch of samples from drill hole ZK0301 was submitted as prepared pulps. These samples were analyzed for copper by Four Acid (total) digestion with an Atomic Absorption Spectroscopy (AAS) finish and for gold by 30 gram FA with an AAS finish. The pulps from this batch were re-analyzed for Silver, copper, lead and zinc by AR digestion AAS finish and for 34 elements by AR digestion ICP-AES. The second batch of samples from drill hole ZK0701 was submitted as pulps. These pulps were re-pulverized to meet the specifications of 85% <75 microns in size. The samples were assayed for copper by four acid (total) digestion AAS finish (code Cu-AA62), for 34 elements by AR ICP-AES, for silver by 30 gram FA with AAS finish and for zinc by four acid (total) digestion AAS. In addition, two samples were assayed for silver by AR four acid digestion with an AAS finish.

Samples were collected from adit PD04 and from diamond drill holes ZK0301 and ZK0701 to verify the presence of gold and copper in concentrations in the range reported by the vendor. Adit and crosscut samples taken by Continental’s consultant are chip samples collected at approximately 10-20 centimetre intervals, about 1.3 metres above the floor of the adit over the stated length of the sample interval.

Nine due diligence ¼ core samples were taken on behalf of Continental. Continental’s samples were assayed at laboratories that are independent from those used by previous operators.

Results for twelve of the samples are tabulated below:

Significant Drill Hole and Adit Assay Intervals
Type	Drill Hole /Adit	From (metres)	To (metres)	Intercept (metres)	Au g/t	Cu %	CuEQ[1] %
DDH	ZK0301	34.64	269.21	234.57	0.58	0.47	0.84
DDH	ZK0301 Incl.	64.69	180.28	115.59	0.68	0.57	1.01
DDH	ZK0701	25.40	231.90	206.50	1.43	0.68	1.59
DDH	ZK0701 Incl.	25.40	118.05	92.65	1.96	1.02	2.27
Adit	PD01	0.00	58.00	58.00	0.44	0.32	0.60
CX	PD01-YM2	0.00	44.00	44.00	0.61	0.94	1.33
Adit	PD04	74.00	187.00	113.00	0.50	0.56	0.88
CX	PD04-YM2	0.00	24.00	24.00	0.71	0.50	0.96
CX	PD04-YM3	0.00	55.00	55.00	1.03	0.59	1.25
CX	PD04-YM3A	0.00	29.00	29.00	0.75	0.52	1.00
CX	PD04-YM4	0.00	76.20	76.20	1.91	1.23	2.45
CX	PD04-YM4 Incl.	32.00	52.00	20.00	4.01	1.87	4.43

Assay results for the drill holes were analyzed by ALS Chemex of Vancouver, BC and assay results for channel samples for the adits and related cross-cuts were analyzed by CLTB Labs of Lhasa, Tibet.

1Copper equivalent calculations use metal prices of US$0.80/lb for copper and US$350/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) . DDH = Diamond drill hole, CX = Crosscut

These assay results are significant and indicate that a potentially important porphyry-like copper-gold deposit has been discovered. Most of the known extent of the prospective alteration zone has not been surveyed nor has the full length of the alteration zone been defined.

Continental personnel carried out project orientation and preliminary socio-economic work in May 2004. Surface geological mapping was also done to refine targets for diamond drilling.

Geology

The Xietongmen Property is situated within the Gangdese Arc, an east-west trending Cretaceous to Tertiary continental plutonic-volcanic complex. A four-kilometre long zone of altered intermediate volcanic and related intrusive rocks, adjacent to an altered diorite porphyry stock, host widespread disseminated and veinlet-hosted, porphyry-like gold and copper mineralization. The well-mineralized zone is overprinted by a contact metamorphic aureole associated with the southern contact of the Gangdese batholith (a large body of coarse grained igneous rocks).

Mineralization on the Xietongmen Property is spatially associated with a 150 metres to 500 metres wide, northwest trending, gossanous (iron oxide stained) alteration zone that has been traced by geochemical surveys, geological mapping and test pit excavation over a 1,500 metres length and for an additional approximately three kilometres by prospecting. Sulphide minerals, hosted by metamorphosed intermediate volcanic rocks (dacite tuffs, flows) and/or dykes, occur predominantly as disseminated grains in the rock groundmass and in quartz veinlets that range up to 20 millimetres in thickness.

Mineralization has been traced through an exploration adit with several crosscuts, and two diamond drill holes, establishing good horizontal and vertical continuity over a volume of approximately 200 metres by 250 metres by 300 metres. The extent of the mineralization remains open in all directions. The mineralized alteration zone widens to the southeast where it becomes covered by shallow, laterally extensive alluvium.

Sulphide mineralization within the zone averages about 5% and ranges up to 15% by volume. In order of relative abundance, the sulphides present are pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphide), sphalerite (zinc sulphide), with minor galena (lead sulphide) and traces of molybdenite (molybdenum sulphide). Silver, zinc and lead concentrations are relatively high for a porphyry-type deposit and have the potential to add substantial byproduct credits. Multi-element ICP geochemical analyses indicate very low arsenic, antimony, mercury and bismuth concentrations.

The proximity to the Gangdese batholith and diorite porphyry stock (smaller body of igneous rocks), and the broad extent and form of the copper-gold mineralization leads to the interpretation that the Xietongmen deposit as an atypical porphyry copper-gold deposit. The deposit also has minor copper-gold-zinc skarn-like features that have been overprinted by metamorphic minerals developed from the intrusion of the Gangdese batholith.

Exploration and Development

In the area of the drill holes and adits, the large four kilometre-long Xietongmen alteration zone contains broad intervals containing substantial concentrations of disseminated and veinlet hosted gold and copper-bearing sulphide minerals, particularly chalcopyrite. This style of copper and gold mineralization is porphyry-like.

The proximity of the mineralization to an altered diorite porphyry stock further supports the concept that the Xietongmen deposit is a porphyry copper-gold deposit. Some atypical aspects of the deposit have resulted from overprinting by metamorphism in areas adjacent to the Gangdese batholith.

The long continuous intervals of copper and gold mineralization and the robust grades encountered in the drill holes ZK0301, ZK0701 and adit PD04 (235 metres at 0.47 % Cu and 0.58 g/t Au, 207 metres at 0.68 % Cu and 1.43 g/t Au and 113 metres at 0.56 % Cu and 0.50 g/t Au, respectively) compare well with the grade of many producing porphyry deposits. Mineralization in the area drilled is open in all directions and the full extent of the host alteration zone remains to be determined and explored.

The grade and continuity of mineralization discovered at Xietongmen demonstrates that the property has excellent potential to host a large porphyry-like copper-gold deposit that is amenable to open pit mining. Due to these factors, the property warrants an aggressive, two phase exploration program, comprising geological survey and diamond drilling.

Costs of approximately $2,139,062 were incurred in 2004: $557,477 was spent on geological activities and preparations for the drilling program, and $1,581,585 was spent on property and finder’s fees.

Environmental and Socioeconomic Factors and Approach

The Xietongmen property is located in a rural area. The nearest village is two kilometers from the property and its economy is based on agricultural activities. The nearest commercial facilities (food, fuel, accommodation) and population centre is the city of Rikeze, located 53 kilometres from the property. Other supplies and equipment are available 260 kilometres away in the city of Lhasa, which is the transportation and commercial centre of Tibet.

Continental is part of the Hunter Dickinson group of companies. Hunter Dickinson is a private corporation, consisting of technical and financial specialists that have been managing projects for publicly listed companies throughout the world for twenty years. A key aspect of Hunter Dickinson's approach to project development is to develop and maintain strong relationships with local communities, employees and government authorities from the start of exploration and as the project advances towards becoming a mine. Personnel have experience in multiple foreign jurisdictions, and the perspective gained has assisted with the integration of local communities in the exploration and development programs.

Activities are guided by two simple principles - projects must be developed in a manner that respects local socio-economic priorities and incorporates the highest quality of environmental management. This is done by actively fostering close partnerships with local governments and community leaders to ensure that projects create the kind of local benefits that residents both want and need. When undertaking projects in the developing world, Hunter Dickinson seeks opportunities to improve local infrastructure such as roads and educational systems. Training is undertaken to ensure local residents are equipped to gain employment, and high standards of occupational health and safety are an integral part of our work.

Beyond compliance with government regulations and standards, the company is committed to structuring the best environmental management plan for each specific site through innovation, experience and the contributions of specialized consultants and local experts. Environmental management programs begin with rigorous baseline assessments, and include ongoing monitoring of water quality, wildlife impacts and other key indicators. The ecological footprint of all project components is minimized, operational impacts are consistently monitored and controlled, and site restoration is conducted at the end of each project’s working life.

Plan of Operation - 2005

Personnel were mobilized to site during the first quarter of 2005, to prepare for the drilling program. Drilling began in April 2005. The planned phase one program encompasses 8,000 metres of drilling in approximately 26 holes focused over an area measuring approximately 250 metres by 300 metres. The program is designed to infill between and step out from the high grade holes and cross cut described above. The plan is to drill the holes at a 50-metre spacing to confirm the continuity and structural controls and orientation.

Proposed Phase I Program

Technical and support wages and supervision	$ 556,000
Diamond drilling	1,147,100
Assays and sample preparation	233,900
Property fees	180,000
Food and accommodation	284,000
Travel	67,600
Equipment and freight	62,000
Engineering	10,000
Environmental	15,000
Community liaison	10,000
Field office	502,700
Total Phase 1 (2005)	$3,068,300
Preparatory costs (incurred in 2004)	460,500
TOTAL	$3,528,800

Proposed Phase II

Contingent on the results of Phase I, a more extensive second phase program will take place. The planned program comprises holes at 100-metre step outs, surrounding the core area tested in Phase I.

5.1.2 – Mining In China - An Overview

Currency

The current monetary unit in China is the Renminbi (also referred to as Yuan). Since 1993, the exchange rate has declined slightly from 8.45 Renminbi per US $1.00 to 8.27 Renminbi per US $1.00 at April 29, 2005.

Outward Remittance of Funds by Foreign Investors

China has a set of regulations relating to outward remittance by foreign investors of their share of profits and final repatriation of their investments in foreign currency. Subject to payment of applicable taxes on profits and payment of its paid-up subscribed capital contribution, the foreign investor in a Sino-foreign joint venture may remit out of China, in foreign exchange, its shares of the distributable profits or dividends derived from a source within China. Remittance by a foreign investor of some other amounts (including, for instance, proceeds of sale arising from a disposal by the foreign investor of any of his investment in China and a foreign investor's distributable income derived from the assets of the foreign investment enterprise after its liquidations) out of China is subject to the approval of the State Administration of Foreign Exchange or its local branch office.

Environmental Law

In March 1994, the Chinese government adopted and promulgated China's Agenda 21 - White Paper on China's Population, Environment and Development in the 21st Century. This document puts forward China's overall strategy, measures and program of action for sustainable development. The Environmental Protection Law of the People's Republic of China has established the basic principles for balancing environmental protection with economic and social development and defines the rights and duties of governments of all levels and of all individuals and corporations regarding environmental protection. China has enacted and promulgated many special laws in environmental protection, including the Law on the Prevention and Control of Water Pollution, Law on the Prevention and Control of Air Pollution and the Law on the Prevention and Control of Environmental Pollution by Solid Waste. In addition, the Chinese government has enacted more than 30 administrative decrees regarding environmental protection.

Mineral exploration must be carried out in compliance with all environmental legislation and regulations and an environmental impact assessment report must be filed when applying for the establishment of a mineral exploration or mining corporation and when applying for a mining permit.

Costs incurred by the Company to comply with environmental regulations to date have been nominal compared to its exploration expenditures.

Mining Law

Natural resources in China are the property of the State. A new Mineral Resources Law of the People's Republic of China came into force on January 1, 1997. The recently created Ministry of Land and Resources ("MOLAR") has assumed centralized and consolidated control over all mineral resources in China. MOLAR and its provincial agencies are responsible for issuing exploration and mining permits, which represent the rights to explore and mine natural resources in China.

In early 1998 three regulations were promulgated, regarding (a) Registering to Explore for Mineral Resources Using the Block System; (b) Registering to Mine Mineral Resources; and (c) Transferring Exploration Rights and Mining Rights. In late 2000, a new regulation was promulgated regarding the Grant and Transfer of Mineral Rights. Applicants, subject to certain registration and business license requirements, may apply to obtain exploration permits. Permit holders must pay an annual exploration fee ranging from 100 to 500 Renminbi per square kilometre. Minimum exploration expenditures of 2,000 Renminbi in the first year, 5,000 Renminbi in the second year and 10,000 Renminbi in the third year for each square kilometre must be committed within an exploration permit. Generally, an exploration permit is valid for no more than three years but extensions may be granted for periods not to exceed two years for each extension. Exploration programs must commence within six months of the issuance of the exploration permit. Otherwise, fines may be imposed depending on the size of the exploration permit.

A mining permit, which is required for any exploitation and mining activities, can be obtained by applying to the appropriate government department. The holders of exploration rights have priority to obtain mining permits on the same areas within the valid term and reserved term of the exploration permits. Holders of mining permits are required to pay mining fees, which are calculated and payable annually, depending on the number of square kilometres within the mining permit. If the mining project is large, the mining license is normally valid for a period of up to 30 years, 20 years for medium scale projects, and 10 years for small-scale projects. Applications can be made to extend the valid period of the mining license.

If the exploration permit or mining permit to be granted to an applicant was developed with State funds, the applicant will be required to pay a purchase price for such permit that is determined based on a formal valuation of the permit by a local mining industry assessor, such valuation being subject to verification by MOLAR.

Exploration rights and mining rights can be transferred, with government approval, provided that, among other things, a minimum capital investment has been made and a minimum period has passed since the transferor's original acquisition of such rights.

The Chinese government has classified mineral exploration by foreign companies as being encouraged, allowed, restricted or prohibited, depending on the mineral. Foreign investment in the mining of low-grade and refractory gold ores is encouraged; while mining of other types of gold ores and exploration of all types of gold ores are restricted. Sino-foreign joint ventures may be established to mine and to explore for gold ores in China. In China’s western region, wholly foreign owned enterprises may be established to mine low-grade and refractory gold ores.

Repatriation of Earnings

Chinese regulations provide that, subject to the registered capital of the joint venture having been fully contributed and applicable taxes having been paid, the foreign investor in a Sino-foreign joint venture may remit out of China, in foreign exchange, its share of the distributable profits from the joint venture. Remittance by the foreign investor of any other amounts (including, for instance, proceeds of sale arising from a disposal by a foreign investor of any of his investment in China) out of China is subject to the approval of the State Administration of Foreign Exchange or its local branch office. There can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

5.2 – Risk Factors

The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. If any of these risks occur, the Company's business and its operating results and financial condition could be seriously harmed and the Company may not be able to continue business operations as a going concern.

No Ore. The Xietongmen Project, the Company's only active resource prospect, is in the exploration stage as opposed to the development stage and has no known body of economic mineralization. There is currently no significant plant or equipment located at the Xietongmen Property. The known mineralization at the Xietongmen Property has not been determined to be economic ore. Although the Company believes that exploration data available is encouraging, there can be no assurance that a commercially mineable ore body exists on the Xietongmen Property. There is no certainty that any expenditures made in the exploration of the Company’s mineral property will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of a final comprehensive feasibility study, and possibly further associated exploration and other work that concludes that a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and to place it into commercial production, the Company must raise substantial additional funding.

Dependence on Management. The success of the activities of Continental is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. Continental does not maintain key employee insurance on any of its employees.

Continental Has No History of Earnings and No Foreseeable Earnings. Continental and its predecessor companies have an extended history of losses and there can be no assurance that Continental will ever be profitable. Continental has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future.

Foreign Jurisdiction. Continental’s only mineral property is located in China and operating in a foreign country. China is a developing nation under a rapid economic reform with political direction is necessarily unknown. Operating in China involves greater uncertainties relating to political and economic matters.

There are, to Continental’s knowledge, no governmental regulations nor any necessary approvals, permits or licenses which would preclude the Company from conducting mining operations on the Xietongmen Property after due compliance with applicable mining permit requirements. Potential future environmental regulations, land claims, or government decrees could, however, have an adverse impact on the profitability or feasibility of the Company’s project. Continental is not aware of any specific new or adverse environmental legislation proposed in China, however, it is not possible to assess with any certainty the potential impact of such possible future regulations.

Going Concern Assumption. Continental’s consolidated financial statements have been prepared assuming Continental will continue on a going-concern basis. Although at December 31, 2004 Continental had working capital of 7.15 million, the costs required to maintain Continental’s administrative costs and to complete the acquisition and exploration of the Xietongmen Property will be significantly in excess of this amount. Accordingly, unless additional funding is obtained, this assumption will have to change and Continental’s assets may have to be written down to asset prices realizable in insolvency or distress circumstances.

General Mining Risks. Factors beyond the control of Continental will affect the marketability of any substances discovered from any resource properties Continental may acquire. Metal prices, in particular copper and gold prices, have fluctuated widely in recent years. Government regulations relating to price, royalties, allowable production and the importing and exporting of minerals may also adversely affect Continental. There can be no certainty that Continental will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at any projects it may acquire and environmental concerns about mining in general continue to be a significant challenge for Continental as they are for all mining companies.

Title Matters. While the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Continental’s Share Price Has Historically Been Volatile. The market price of a publicly traded stock, especially a junior resource issuer like Continental, is affected by many variables not directly related to the exploration success of Continental, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSXV and the OTC-BB suggests Continental’s shares will continue to be volatile. Continental shares have ranged between approximately Cdn$0.07 and over Cdn$2.00 on the TSXV in the last 3 years.

Continental’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. Some of the directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Continental. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors’ duties to Continental and their duties to the other companies on whose boards they serve, the directors and officers of Continental have agreed that participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through the other companies in which the directors and officers are involved will not be offered to Continental except on the same or better terms as the basis on which they are offered to third party participants.

Additional Funding Requirements. Continental’s operations consist almost exclusively of cash consuming activities given that it currently has no mineral properties that are currently in production. Continental will need to receive significant new equity capital, and failing that, it may cease to be economically viable.

Likely PFIC Status Has Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that Continental expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years. If Continental is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Continental. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Continental’s net capital gain and ordinary earnings for any year in which Continental is a PFIC, whether or not Continental distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

Shares of Continental May Be Affected Adversely by Penny Stock Rules. Continental’s stock may be subject to U.S. “Penny Stock” rules, which may make the stock more difficult to trade on the open market. Continental’s common shares have traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since the 1960s (symbol KMK). From 1986 to 1992, Continental’s shares traded on the National Association of Securities Dealers automated Quotation System (NASDAQ) but were delisted for failure to meet financial requirements. Continental’s shares resumed trading on NASDAQ on July 26, 1996 and continued until December 1, 1988 when, due to a change in NASDAQ's listing requirements, Continental’s shares ceased trading on NASDAQ and commenced trading on the Over-the-Counter Bulletin Board (symbol KMKCF). For further details on the market performance of Continental’s common stock, see “Item 8 Market for Securities.” Although Continental’s common stock trades on the TSXV, Continental’s stock may be subject to U.S. “penny stock” rules. A “penny stock” is defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)	the equity security is listed on NASDAQ or a national securities exchange;

(ii)
the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least US$5,000,000, or (b) average annual revenue of at least US$6,000,000; or

(iii)	the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least US$2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Continental’s common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend Continental’s securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least US$5.00 per share.

Penny stock regulations will tend to reduce market liquidity of Continental’s common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market. The low price of Continental’s common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Continental’s common stock also limits Continental’s ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Continental’s shareholders pay transaction costs that are a higher percentage of their total share value than if Continental’s share price were substantially higher.

ITEM 6          DIVIDENDS

The Company has declared no dividends on any class of shares of the Company, in any of the last three fiscal years. The Company has no intention of paying dividends on its common shares for at least the next few years, as management's intention is to invest all available cash to finance its exploration and development activities.

ITEM 7          DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized capital consists of two classes of equity securities: (i) an unlimited number of common shares without par value, and (ii) an unlimited number of non-voting, redeemable preferred shares without par value.

As of April 22, 2005, the Company had 37,663,784 common shares issued and outstanding. All the issued common shares are fully paid and are not subject to any future call or assessment. All the issued common shares rank equally as to voting rights, participation and a distribution of the Company’s assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of common shares are entitled to receive notice of, attend, and vote at all meetings of shareholders of the Company. Each common share carries one vote at such meetings. Holders of common shares are entitled to dividends if and when declared and, upon liquidation, to receive such portion of the assets of the Company as may be distributable to such holders.

As of April 22, 2005, the Company had 12,483,916 redeemable preferred shares outstanding, which had been issued to common shareholders pursuant to a Plan of Arrangement in 2001. The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3(a)). The Company will redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro-rata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled. The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

Gibraltar Preferred Shares

On October 16, 2001, Continental completed a reorganization of its business and share capital pursuant to an Arrangement Agreement dated February 22, 2001 with Taseko Mines Limited (“Taseko”) and its subsidiary Gibraltar Mines Ltd. (“Gibraltar”). As a result of the reorganization of Continental and the disposition of the Harmony Project, Continental’s share capital was adjusted to include common shares and redeemable preferred shares and consequently Continental’s principal asset on completion of the reorganization was 12,483,916 redeemable, non-dividend, non-voting (except in certain events) preferred shares of Gibraltar Mines Ltd., and its principal equity shares are non-voting redeemable preferred shares which track the Gibraltar Preferred Shares.

The 12,483,916 Gibraltar Preferred Shares held by Continental are redeemable, non-dividend-earning preferred shares of Gibraltar which are non-voting except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for Proceeds (as defined) of less than $20 million. They also vote as a class pursuant to the provisions of the Company Act (British Columbia) in the event Gibraltar proposes to alter, modify or abrogate the stated special rights appurtenant thereto.

Gibraltar is obliged to redeem the Gibraltar Preferred Shares on the sale of all or substantially all of the Harmony Project (at least an 80% interest in the Harmony Project), excluding an option or joint venture which does not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Project or upon the commencement of Commercial Production at the Harmony Project (an “HP Realization Event”). The commencement of Commercial Production generally means the operation of a mine or milling facility at the Harmony Project that operates at 75% of its rated capacity for any 20 days in 30 consecutive days. On the occurrence of an HP Realization Event, Gibraltar must redeem the Gibraltar Preferred Shares for their Paid-up Amount (as adjusted, as defined below). Gibraltar must pay the redemption proceeds by distributing that number of Taseko shares to holders of Gibraltar Preferred Shares equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The deemed value of Taseko shares in such circumstances is based upon the previously established conversion rates into Taseko shares of a $17 million debenture granted in arm’s length negotiations with Boliden Westmin (Canada) Limited (“Boliden”) issued to Boliden at the time that Taseko acquired the Gibraltar mine from Boliden in July of 1999. The conversion rates under this debenture are the same as the deemed Taseko Share price for purposes of an obligatory redemption based on an HP Realization Event occurring by the below-noted dates and are as follows:

(i)	until July 21, 2001, $3.39,

(ii)	if after July 21, 2001, $3.64,

(iii)	if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21.

The initial Paid-up Amount for the Gibraltar Preferred Shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Project is less than $62.77 million, or to the extent that the fair market value of Gibraltar’s interest in a mine at the Harmony Project is determined to be less than $62.77 million. The Paid-up Amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and as well in the event of any reductions of the Paid-up Amount (as adjusted) as a consequence of a taxing tribunal, such amount will be again credited to the account should the proceeds of disposition exceed the reduced Paid-up Amount (as adjusted) by an amount greater than the reduction. In no event will the Paid-up Amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Project net of Gibraltar’s reasonable costs of disposition, costs incurred by Gibraltar after the Effective Date in connection with the Harmony Project, and a reasonable reserve determined by Gibraltar’s auditors for Gibraltar’s liabilities for taxes arising in consequence of the sale or other disposition of the Harmony Project.

By way of illustration, if Gibraltar sells the Harmony Project in October of 2002 for $54.77 million after expending $7 million on further exploration, then the number of Taseko shares issuable to Continental on redemption would be calculated as $62.77 million less $8 million (shortfall of sale price from $62.77 million) less $7 million (Gibraltar’s subsequent expenditures) equals $47.77 million divided by $3.89, resulting in approximately 12.28 million Taseko shares. If there is no HP Realization Event within ten years (and assuming no adjustments to the Paid-up Amount), the Gibraltar Preferred Shares will be redeemed by Gibraltar for that number of Taseko shares valued at the greater of $10.00 and the weighted average trading price of Taseko shares for the immediately preceding 20 trading days each (6.277 million shares assuming no adjustment to this initial Paid-up Amount and that Taseko shares are not trading higher than $10). The total number of Taseko shares to be issued on redemption is between 2 million and 18 million Taseko shares.

The Gibraltar Preferred Shares also require that Gibraltar not sell the Harmony Project, except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds in the Harmony Project. Gibraltar may not alter the rights of these shares without the consent of the holders (initially Continental).

Continental Redeemable Shares

On the closing date of the reorganization, for each ten common shares held, each Continental shareholder received one new Continental common share and ten redeemable Continental Preferred Shares (a “Redeemable Share”). The Redeemable Shares are non-voting and non-dividend bearing and are redeemable by Continental in certain events, such as the occurrence of a Harmony Project value realization event (“HP Realization Event”), at which time Gibraltar becomes obliged to redeem the Gibraltar Preferred Shares for Taseko shares. Continental will not redeem the Redeemable Shares prior to the date that the Gibraltar Preferred Shares are redeemable for Taseko shares. Redeemable Shares will have a CUSIP identification number separate from Continental Shares. Continental will redeem the Redeemable Shares for the number of Taseko shares received by Continental on redemption of the Gibraltar Preferred Shares, less such number of them necessary for Continental to be able to pay any tax payable by Continental as a result of the distribution of Taseko shares to holders of Redeemable Shares, prior to distributing the remainder of them pro rata to holders of Redeemable Shares. After such distribution, the holders of Redeemable Shares shall not be entitled to any further distributions of Continental assets and the Redeemable Shares will be cancelled.

The Redeemable Shares do not vote except on any proposal to alter their special rights and restrictions, or in the event that Continental wishes to seek their approval to authorize a sale of the Harmony Project (as one of the possible HP Realization Events) for less than $20 million.

As long as any of the Redeemable Shares are outstanding, Continental may not, without the prior approval of the holders of the Redeemable Shares:

(a)
pay any dividends on the Continental Shares or any other shares ranking junior to the Redeemable Shares, other than stock dividends payable in Continental Shares or any such other shares ranking junior to the Redeemable Shares, as the case may be; or

(b)	redeem or purchase or make any capital distribution in respect of Continental Shares or any other shares ranking junior to the Redeemable Shares;

Additionally, the Redeemable Shares shall be entitled to a preference over the Continental Shares and any other shares ranking junior to the Redeemable Shares with respect to the distribution of assets on the liquidation, dissolution or winding-up of Continental, whether voluntary or involuntary, or any other distribution of the assets of Continental, among its members for the purpose of winding up its affairs. The aforementioned preference of the Redeemable Shares is limited to Continental’s obligation to distribute to the holders of the Redeemable Shares the Gibraltar Preferred Shares (less a reserve for taxes related to the distribution), after which the holders of Redeemable Shares shall not be entitled to share in any further distribution of Continental’s assets. In addition, Continental may not dispose of its Gibraltar Preferred Shares. The Redeemable Shares are not now and will not in future be listed on any stock exchange.

In furtherance of the Plan of Arrangement, Taseko, Continental and Gibraltar entered into a Support Agreement that, among other ancillary items, provides for Taseko’s obligations to issue Taseko shares to holders of Gibraltar Preferred Shares according to the terms of the Gibraltar Preferred Share Provisions. Additionally, the Support Agreement contains provisions which provide for an equivalent and equitable adjustment to the number of Taseko shares to be issued on redemption of the Gibraltar Preferred Shares where:

(a)
Taseko distributes by dividend or otherwise Taseko shares (or securities carrying rights to or exchangeable for, Taseko shares) to all or substantially all of the holders of outstanding Taseko shares; or

(b)	Taseko elects to consolidate, split or otherwise change Taseko shares or effect an amalgamation, merger, reorganization or other transaction affecting Taseko shares.

While any Gibraltar Preferred Shares are outstanding, Taseko agrees that it will remain the majority beneficial owner of the majority of the issued and outstanding voting securities of Gibraltar. Generally, the Support Agreement may not be amended unless the amendment(s) are approved by the holders of the Gibraltar Preferred Shares and the Redeemable Preferred Shares. A full copy of the Support Agreement and the Arrangement Agreement are available on request of the Company.

ITEM 8          MARKET FOR SECURITIES

The common shares of the Company are listed on (a) the TSXV Exchange and trade under the symbol KMK, and (b) the OTC Bulletin Board and trade under the symbol KMKCF.

The following is a summary, on an annual basis, of the high and low prices of Continental’s shares on the TSX Venture Exchange and the OTC-BB during Continental’s last five financial years:

TSX VENTURE EXCHANGE:		KMK	NASDAQ/OTC-BB:		KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
	($)	($)		($)	($)
Annual			Annual
2000	0.47	0.10	2000	0.25	0.06
2001	2.00	0.04	2001	0.50	0.05
2002	0.75	0.18	2002	0.55	0.16
2003	0.84	0.20	2003	0.64	0.16
2004	2.25	0.79	2004	1.70	0.51
2005 (to April 22)	1.62	1.11	2005 (to April 22)	1.25	0.90

The following is a summary, on a fiscal quarter basis, of the high and low prices of Continental’s shares on the TSX Venture Exchange and the OTC Bulletin Board during Continental’s two most recent financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
By Quarter			By Quarter
Calendar 2003			Calendar 2003
1st Quarter	0.40	0.25	1st Quarter	0.25	0.16
2nd Quarter	0.35	0.20	2nd Quarter	0.20	0.15
3rd Quarter	0.50	0.28	3rd Quarter	0.20	0.15
4th Quarter	0.84	0.45	4th Quarter	0.64	0.30

Calendar 2004			Calendar 2004
1st Quarter	2.20	0.79	1st Quarter	1.68	0.51
2nd Quarter	1.64	1.00	2nd Quarter	1.70	0.74
3rd Quarter	1.15	0.97	3rd Quarter	0.92	0.73
4th Quarter	1.53	0.98	4th Quarter	1.35	0.80

Calendar 2005			Calendar 2005
1st Quarter	1.62	1.11	1st Quarter	1.25	0.90
2nd Quarter (to April 22)	1.25	1.11	2nd Quarter (to April 22)	1.04	0.92

The following is a summary, on a monthly basis, of the high and low prices of Continentals’s shares on the TSX Venture Exchange and the OTC Bulletin Board during the past six months:

TSX VENTURE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
Monthly			Monthly
November 2004	1.70	0.98	November 2004	1.35	0.82
December 2004	1.53	1.30	December 2004	1.30	1.11
January 2005	1.62	1.35	January 2005	1.40	1.12
February 2005	1.49	1.11	February 2005	1.25	0.90
March 2005	1.40	1.14	March 2005	1.15	0.92
April 2005 (to April 22)	1.25	1.11	April 2005 (to April 22)	0.04	0.97

ITEM 9          ESCROWED SECURITIES

To the best of the Company's knowledge, the Company currently has no shares held in escrow, or which are subject to any pooling agreement.

ITEM 10        DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Continental are as follows. Except where indicated, each director and senior officer of Continental has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name, Position and	Period a Director
Country of Residence	of Continental

Rene G. Carrier	Since February 2001
Director
Vancouver, British Columbia

David J. Copeland	Since November 1995
Director
Vancouver, British Columbia

Scott D. Cousens	Since November 1995
Director
Vancouver, British Columbia

Robert A. Dickinson	From November 1995 to June
Director	2003; and from June 2004
Vancouver, British Columbia

Gordon J. Fretwell	Since February 2001
Director
Vancouver, British Columbia

Name, Position and	Period a Director
Country of Residence	of Continental

Jeffrey R. Mason	Since November 1995
Secretary, Chief Financial Officer and Director
Vancouver, British Columbia

Raymond J. Soper	Since December 1993
Vice-Chairman of the Board and Director
Cammeray, New South Wales, Australia

Ronald W. Thiessen	Since November 1995
President, Chief Executive Officer and Director
Vancouver, British Columbia

At the annual general meeting held June 24, 2004, directors listed above were re-elected to a one-year term of office expiring at the next annual general meeting of Continental, which will be held in June 14, 2005. All of the directors serve together on a number of boards of directors of other publicly listed companies. A cost sharing arrangement exists between a number of these companies pursuant to administrative and geological service agreements with Hunter Dickinson Inc. (“HDI”), a private company owned equally by ten public companies including the Company. HDI provides extensive engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Principal Occupation and Other Companies Served by Current Management of Continental

RENE G. CARRIER – Director

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. where for ten years he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is an officer and/or director of the following public companies: Acrex Ventures Ltd. (September 2000 to present); Chartwell Technology Inc., Director (June 1991 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Corporation), Director (February 2001 to present); Quartz Mountain Resources Ltd., Director (January 2000 to present); Rockwell Ventures Inc., Director (April 1993 to present) and President (April 1993 to November 2000).

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Vice-President, Project Development (June 1995 to February 1996 and June 1997 to June 1998) and Director (November 1995 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resource Corp., Director (February 1995 to August 2002).

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past number of years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology), and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000), Chairman (June 2004 to present);

Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Chairman (November 2001 to present); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000) (including Chairman and Director of Gibraltar Mines Ltd., a private mining company which is a wholly owned subsidiary of Taseko Mines Limited).

GORDON J. FRETWELL, B.Comm. L.L.B. – Director

Gordon J. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past 5 years, an officer and/or director of the following public companies: Bell Resources Corporation, Director and Secretary (September 1998 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (February 2001 to present); Copper Ridge Explorations Inc., Director and Secretary (August 1999 to present); Foran Mining Corp., Director (February 1998 to March 2000); Grandcru Resources Corporation, Director (December 2002 to present); Ialta Industries Inc., Director (October 1999 to February 2000); Icon Industries Ltd., Officer (December 2000 to present), Director (July 2004 to present); Pine Valley Mining Corporation, Director (August 2003 to present); Quartz Mountain Resources Ltd., Director (January 2003 to present); Rockwell Ventures Inc., Director (March 1998 to present); Tri-Alpha Investments Ltd., Director and Secretary (July 2001 to 2003); Quicksilver Ventures Inc., Director and Secretary (February 2004 to present); and Northern Dynasty Minerals Ltd., Director (June 2004 to present).

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and the Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies which Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to September 2004), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present);

Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company which is a wholly owned subsidiary of Taseko Mines Limited).

RAYMOND J. SOPER, MBA - Chairman and Director

Raymond J. Soper is a self-employed mining engineer and holds a Masters’ degree in Business Administration. Over the course of his career he has worked with MIM Holdings, Consolidated Gold Fields, McKinsey and Company, Peko-Wallsend, and he was a founder of Lachlan Resources NL. He is currently a director of Resource Finance Corporation Ltd., a specialized mining industry merchant bank; Great Northern Mining Corporation Ltd., the world’s largest sapphire producer; Platinum Search NL, a junior explorer; Huntly Investment Ltd., a listed investment company; and Intec Copper Pty Ltd., a developer of a promising hydrometallurgy system. During the course of his career he has gained experience in fields of mining engineering, exploration, metallurgy, mineral economics, strategic management, investment and mining finance. He was closely involved in the development of the Woodcutters Base Metal Project.

Mr. Soper is, or was within the past five years, an officer and/or director of the following public companies: Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (December 1993 to present) and Vice-Chairman (November 1995 to present).

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

ITEM 11        PROMOTERS

Not applicable.

ITEM 12        LEGAL PROCEEDINGS

The Company or its property are not party to any material legal proceedings as of the date of this AIF.

ITEM 13        INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Pursuant to a Minimum Completion Guarantee Agreement made May 3, 2004 a total of seven person, four of whom are directors, agreed to guarantee that Continental would complete at least $3.4 million of equity financing by July 3, 2004 in order for it to complete the recommended program of exploration on the Xietongmen Property. In consideration of such guarantees (each Guarantor as to $485,715 of financing) Continental agreed to pay a stock bonus of 10% of the guaranteed amount payable in shares and warrants at the same price as other investors participate in the anticipated financing, subject to TSXV acceptance. The Guarantors who are directors are Messrs. Mason, Thiessen, Cousens, and Copeland.

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

ITEM 14        TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15        MATERIAL AGREEMENTS

Continental has a material contract, a Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996, which is attached as an Exhibit to this Annual Information Form (See Item 13 “Interests of Management and Others in Certain Transactions”).

In November 2004, Continental entered into a property option agreement with China NetTV Holdings Inc. (“China NetTV”) whereby Continental acquired the right to earn a 60% interest in China NetTV’s Xietongmen copper-gold property in Tibet, in the People’s Republic of China.

Under the terms of the agreement, Continental is required to pay China NetTV a total of US$2 million and incur expenditures totaling US$5 million over a 24 month period in order to earn a 50% interest in the property. A copy of this agreement is attached as an exhibit to this Annual Information Form. Continental also has the right to acquire a further 10% interest in the property by incurring a further US$3 million of expenditures over three years, after completion of the initial US$5 million exploration program.

Upon Continental earning its interest, Continental and China NetTV agreed to pursue development of the Xietongmen Property on a joint venture basis.

Other material agreements related to the Xietongmen copper-gold property are as follows:

•
Preliminary Option Agreement dated November 9, 2004 between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Ltd., Continental Minerals Corporation, Hunter Dickinson Inc., and Wang Zhi

•
Shareholders Agreement dated December 23, 2004 between Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Limited, the Shareholders of Highland Mining Inc., Continental Minerals Corporation, China NetTV Holdings Inc., and Wang Zhi

•	Escrow Agreement dated March 2005 between Chen Yulin, N8C Resources Inc., and Blake Cassels & Graydon, LLP

•	Share Pledge Agreement dated April 2005 between N8C Resources Inc. and Chen Yulin in respect of the shares in Highland Mining Inc.

•
Protocol Agreement dated November 26, 2004 between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Ltd., Continental Minerals Corporation, and Wang Zhi

•	Memorandum of Association and Articles of Association of Highland Mining Inc., incorporated the 18th day of June 2004

ITEM 16         INTERESTS OF EXPERTS

Mr. C. Mark Rebagliati, P.Eng., is a person:

(a)
who is named as having prepared a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

Mr Rebagliati’s interests in the common shares of the Company, directly or indirectly, or through stock options, represent less than 1% of the Company's outstanding share capital.

ITEM 17        ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in the Proxy Circular (see below).

The following documents can be obtained upon request from Continental’s Shareholder Communication Department by calling (604) 684-6365:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)
the Annual Report of Continental and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for Continental's most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of Continental to be held in June 2004.

Continental may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

Annual financial statements, proxy circulars and interim financial statements of the Company filed with the British Columbia Securities Commission are available at the SEDAR internet web site (www.sedar.com).

ITEM 18        DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

EXHIBITS

Material contracts attached with this Annual Information Form:

1.	Geological Management and Administration Services Agreement dated December 31, 1996 between Continental Minerals Corporation (formerly, Misty Mountain Gold Inc.) and Hunter Dickinson Inc.

2.
Preliminary Option Agreement dated November 9, 2004 between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Ltd., Continental Minerals Corporation, Hunter Dickinson Inc., and Wang Zhi

3.
Highland Mining Inc. Option Agreement between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, China NetTV Holdings Inc., Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Ltd., Continental Minerals Corporation, Wang Zhi, and Hunter Dickinson Inc.

4.
Shareholders Agreement dated December 23, 2004 between Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Limited, the Shareholders of Highland Mining Inc., Continental Minerals Corporation, China NetTV Holdings Inc., and Wang Zhi

5.	Escrow Agreement dated March 2005 between Chen Yulin, N8C Resources Inc., and Blake Cassels & Graydon, LLP

6.	Share Pledge Agreement dated April 2005 between N8C Resources Inc. and Chen Yulin in respect of the shares in Highland Mining Inc.

7.
Protocol Agreement dated November 26, 2004 between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Ltd., Continental Minerals Corporation, and Wang Zhi

8.	Memorandum and Articles of Association of Highland Mining Inc., incorporated the 18th day of June 2004